UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-13742

ICL GROUP LTD.
(Exact name of registrant as specified in its charter)

ICL Group Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                     Form 40-F ☐

 ICL GROUP LTD.

 INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of ICL Group Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. In addition, this report on Form 6-K shall be deemed to be incorporated by reference into the Israeli Shelf Prospectus of ICL Group Ltd. filed with the Israel Securities Authority and dated February 28, 2022 (Filing Number: 2022-02-019821) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ICL GROUP LTD.

1.	New Labor Agreement Signed in Dead Sea Works

 Item 1

New Labor Agreement Signed in Dead Sea Works

ICL hereby announces, that a new collective labor agreement (the "Agreement") has been signed between Dead Sea Works Ltd. and the Dead Sea Wors Workers Council, the General Organization of Workers in Israel (the Histadrut), and the Histadrut’s Negev District branch. The Agreement, retroactively effective from October 2022 and extending through the end of 2027, includes an option allowing the Histadrut and the Dead Sea Works Workers Council to extend the term of the Agreement through the end of 2028.

In the fourth quarter of 2024, the Company expects to book an expense in the amount of about $8 million mainly due to the signing bonus associated with the Agreement. According to the Company’s estimation, the additional annual cost of implementing the Agreement is not expected to be material.

For additional information regarding employee benefits in ICL, see Note 16 of the Company's Annual Statement on Form 20-F for the year ended December 31, 2023, which was filed with the U.S. Securities and Exchange Commission on March 14, 2024.

Name of the authorized signatory on the report and name of authorized electronic reporter: Aya Landman, Adv.
Position: VP, Chief Compliance Officer & Corporate Secretary
Signature Date: December 3, 2024

Press Contact
Adi Bajayo
ICL Spokesperson
+972-52-4454789
Adi.Bajayo@icl-group.com

Investor Relations Contact
Peggy Reilly Tharp
VP, ICL Global Investor Relations
+1-314-983-7665
Peggy.ReillyTharp@icl-group.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICL Group Ltd.

By:	/s/ Aviram Lahav
	Name:	Aviram Lahav
	Title:	Chief Financial Officer

ICL Group Ltd.

By:	/s/ Aya Landman
	Name:	Aya Landman
	Title:	VP, Chief Compliance Officer & Corporate Secretary

Date: December 3, 2024